Exhibit (a)(26)

FOR IMMEDIATE RELEASE January 25, 2007	Media Contacts:	Tad Hutcheson tad.hutcheson@airtran.com 678.254.7442

Judy Graham-Weaver judy.graham-weaver@airtran.com 678.254.7448

AirTran Urges Midwest Shareholders to Tender their Shares Following Midwest’s

Rejection of Exchange Offer

ORLANDO, Fla. (January 25, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that it is extremely disappointed that Midwest has again unilaterally rejected AirTran’s offer to combine the two airlines, without even having the benefit of holding direct talks with AirTran to explore the strategic and financial logic of such a merger.

“Despite the benefits that a combined AirTran and Midwest would bring to our respective shareholders, employees and the greater Milwaukee community, Midwest has continued to decline to meet with us to negotiate an agreement,” said Joe Leonard, AirTran’s chairman and chief executive officer. “We believe that the Midwest Board and management have been negligent in meeting their fiduciary obligations to the Midwest shareholders, and we urge the company’s owners to tender their shares to let the Board and management of Midwest know that they want Midwest to explore the merits of the merger.”

AirTran’s offer to exchange $13.25 of value in cash and AirTran stock for each share of Midwest for $13.25 per Midwest share represents a premium of 61 percent over the thirty day average closing price of Midwest common stock at the time of AirTran’s October 20, 2006, proposal and an approximately 46 percent premium over the closing price on the December 13, 2006, date that AirTran disclosed its October 20, 2006, offer.

“With today’s demands that corporate governance be of the highest caliber, strictly adhering to the best interests of shareholders, we are surprised that Midwest’s Board would act in such a precipitous manner and again decline to evaluate our offer without even discussing it with us,” said Mr. Leonard. “Our offer not only grants shareholders a significant premium, it enables the existing Midwest owners to continue to have an equity interest in a airline better positioned to compete in a consolidating

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AirTran Urges Midwest Shareholders to Tender Shares

industry, with lower costs and a stronger more diversified route network. AirTran has the fleet, network breadth and cost expertise that Midwest needs, which, when combined with Midwest’s network and service expertise, will result in one of the strongest low cost, high quality airlines in the world.”

Shareholder questions regarding the exchange offer or requests for offering materials should be directed to Innisfree M&A Incorporated at (877) 456-3422. (Banks and Brokers may call collect at (212) 750-5833.) Offering materials are also available on the SEC’s website at http://www.sec.gov. Midwest shareholders are urged to read the offering materials filed by AirTran, which contain important information about the exchange offer.

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with 8,000 friendly, professional Crew Members, operates nearly 700 daily flights to 52 destinations. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

This document relates to the offer by AirTran Holdings, Inc. (“AirTran”), through its wholly owned subsidiary, Galena Acquisition Corp., to exchange for all of the issued and outstanding common stock and associated rights (the “Midwest Shares”) of Midwest Air Group, Inc. consideration consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock. The offer currently is scheduled to expire at 12:00 Midnight, New York City time on Thursday, February 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The offer to exchange is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the offer to exchange to be made by a licensed broker or dealer, the offer to exchange shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Dealer Managers”), or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran has filed with the United States Securities and Exchange Commission a registration statement (No. 333-139917) to register the AirTran shares which would be issued in the proposed transaction and in the future may file a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and (when and if available) any proxy statement as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and (when and if available) the proxy statement at www.sec.gov. The registration statement and (when and if available) proxy statement and such other documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827 or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue New York, New York 10022.

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